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                            May 20, 2021

       Darian Ahler
       Chief Executive Officer
       Future Pearl Labs, Inc
       1134 11th Street, Suite 101
       Santa Monica, CA 90403

                                                        Re: Future Pearl Labs,
Inc
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed May 6, 2021
                                                            File No. 024-11367

       Dear Mr. Ahler:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A filed May 6, 2021

       Bobacino Company Overview, page 6

   1. We note that you disclosed in your prior amendment that you were "currently finishing
                                                        [y]our first fully
functional prototype and now disclose on page 6 that you have completed a "preliminary working
prototype" and are "currently developing [y]our first fully
                                                        functional commercially
viable prototype." However, we note the references to your "first functioning prototype"
and "fully-functioning prototype" on the StartEngine website appears inconsistent
with your disclosures. Please clarify what you mean by the phrase
                                                        "preliminary working
prototype" and "fully functional commercially viable prototype" so that investors have a
better understanding as to where you are in your product
                                                        development.
 Darian Ahler
FirstName
Future PearlLastNameDarian Ahler
             Labs, Inc
Comapany
May         NameFuture Pearl Labs, Inc
     20, 2021
May 20,
Page 2 2021 Page 2
FirstName LastName
Plan of Distribution, page 28

2. We note that your profile page on the StartEngine website reflects that you are providing three different tiers of investor "perks" in connection with this offering. Please include disclosure about the investor perks in your offering circular, including a clear explanation of the different tiers of perks, a definition of "Bobacino credits," and illustrative examples of how the "credits" may be used by reservation holders. Further, clarify whether reservation holders are required to complete an investment in your offering prior to receiving any of these perks. Finally, clarify whether you will be implementing the perks and bonus share programs together, and whether each program will have any impact on the other.
Exhibits

3. Please ensure that you have filed as an exhibit a copy of the subscription agreement that investors will be required to complete in order to invest. For example, we note the information missing from sections 1(a) and 1(e) and the reference in section 1(c) to "the
         offering circular dated November [__], 2020."
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Heidi Mortensen